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                                    EXHIBIT 2

                                  PRESS RELEASE

October 21, 1998                                     Contact:  Anthony Agnello

         Cranbury, New Jersey - Ariel Corporation (the "Company", NASDAQ: ADSP) announced that its Board of Directors approved the declaration of a dividend distribution of one preferred share purchase right on each outstanding share of its Common Stock ("Rights"). Each Right will entitle shareholders to buy one one-hundredth of a share of newly created Series A Preferred Stock of the Company at an exercise price of $25. The Rights will be exercisable if a person or group acquires 15% or more of the Common Stock of the Company or announces a tender offer for 15% or more of the Common Stock. The Board of Directors will be entitled to redeem the Rights at one cent per Right at any time before such person acquires 15% or more of the outstanding Common Stock. The Rights are more fully described in the Rights Plan dated as of October 9, 1998.

         The Rights are designed to assure that all shareholders of the Company receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, open market accumulations and other tactics designed to gain control of the Company without paying all shareholders a fair price. The Rights are not being distributed in response to any specific effort to acquire the Company.

         Under the Rights Plan if a person acquires 15% or more of the outstanding Common Stock of the Company, each Right will entitle its holder to purchase, at the Right's exercise price, that number of one one-hundredths (1/100ths) of a Preferred Share equivalent to the number of Common Shares that at the time of such event would have a market value of twice the Purchase Price. If the Company is acquired in a merger or other business combination transaction after a person acquires 15% or more of the Company's Common Stock, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of the acquiring company's common shares having a market value at that time of twice the Right's exercise price.

         If the Acquiring Person is not publicly traded the holder has the option to receive that number of shares of the surviving corporation (including the Company) having a book value of twice the Purchase Price or if such entity has an affiliate that has publicly traded common shares, that number of common shares of such affiliate that at the time of the transaction would have a market value of twice the Purchase Price. The Board of Directors may also exchange the Rights at an exchange ratio of one share of Common Stock per Right. Rights held by a 15% holder will become void and will not be exercisable to purchase Common Stock, or the Acquiring Person's common shares, at the discounted purchase price, and will not be available for such exchange.

         The dividend distribution will be payable to shareholders of record as of the close of business on October 9, 1998. The Rights will expire in ten years. The Rights distribution is not taxable to shareholders.